Via Facsimile and U.S. Mail
Mail Stop 6010


August 4, 2005


Mr. John T. Casey
Chairman, CEO and Director
MedCath Corporation
10720 Sikes Place
Charlotte, NC 28277


      Re:	MedCath Corporation
		Form 10-K for Fiscal Year Ended September 30, 2004
	           Filed December 14, 2004
		File No.  0-33009

Dear Mr. Casey:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2004

Item 6. Selected Financial Data, page 25

1. We noted that you have disclosed Adjusted EBITDA and Adjusted EBITDA, before pre-opening expenses and that you consider this a financial performance measure. Please tell us how you concluded that these non-GAAP measures are useful to investors and appropriate under item 10(e) of Regulation S-K. Please refer to Questions 8 and 9 of
Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures found on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Management`s Discussion and Analysis

Critical Accounting Policies

Revenue Recognition, page 30

2. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:
a) State if your billing system generates contractual adjustments based on fee schedules for the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
b) Provide your policy for collecting co-payments.
c) For each period presented, quantify and provide the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.
d) Quantify and provide the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

Allowance for Doubtful Accounts, page 31

3. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:
a) Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification
(i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, provide that fact and clarify how this affects your ability to estimate your allowance for bad debts.

b) If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, explain why this classification is appropriate, and provide the historical percentage of amounts that get reclassified into self-pay.


Liquidity and Capital Resources, page 44

4. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a) State the steps you take in collecting accounts receivable.
Provide your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

b) Provide the day`s sales outstanding for each period presented.
Disclose the reasons for significant changes from the prior period.


Form 10Q for the period ended March 31, 2005

Notes to the Consolidated Financial Statements

3. Discontinued Operations, page 8

5. Please tell us why you allocated $4.9 million of goodwill to the
Heart Hospital of Milwaukee in the divesture entry when it was an internally developed facility opened in October of 2003. Paragraph
39 of FAS 142 would appear to indicate that allocation be made only to the extent the entity sold realized benefits of acquired goodwill.

*    *    *    *

      Please provide us the supplemental information requested within
10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Mr. John T. Casey
MedCath Corporation
Page 4